Schedule 13G


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Under the Securities Exchange Act of 1934
(Amendment No. )*


FirstFed Bancorp, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

33761Q102
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(CUSIP Number)

May 1, 2000
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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Schedule 13G

CUSIP NO. 33761Q102
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1. Names of Reporting Persons. The Trust Company of Sterne, Agee & Leach, Inc.
Trustee for First Federal Savings Bank Employee Stock Ownership Plan.
I.R.S. Identification Nos. of above persons (entities only).
63-1062013
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ..........................................................
(b) ..X........................................................


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3. SEC Use Only


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4. Citizenship or Place of Organization United States
State of Alabama
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Number of	5. Sole Voting Power
Shares ------------------------------------------------------------
Beneficially	6. Shared Voting Power 219,802
Owned by ------------------------------------------------------------
Each		7. Sole Dispositive Power
Reporting ------------------------------------------------------------
Person With	8. Shared Dispositive Power 219,802

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9. Aggregate Amount Beneficially Owned by Each Reporting Person 219,802

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10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

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11. Percent of Class Represented by Amount in Row (11) 8.68%

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12. Type of Reporting Person (See Instructions) EP

 ................................................................................

 ................................................................................

 ................................................................................

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



ITEM 1.

(a) The name of the issuer is FirstFed Bancorp, Inc. (the
    "Corporation").

(b) The Corporation's executive office is located at 1630 Fourth Ave. North Bessemer, AL 35020.

ITEM 2.

(a) The person filing this statement is The Trust Company of Sterne, Agee & Leach, Inc. Trustee for First Federal Savings Bank Employee Stock Ownership Plan.

(b) The Trust Company is located at 800 Shades Creek Parkway, Suite 125, Birmingham, AL 35209.

(c) The Trust Company was organized under the laws of Alabama.

(d) The Security is common stock, no par value per share.

(e) The CUSIP Number of the Security is 33761Q102.

ITEM 3.

(f) The Trust Company is an employee benefit plan in accordance with
    Section 240.13d-1(b)(1)(ii)(F).

ITEM 4.

(a) The Trust Company of Sterne, Agee & Leach, Inc. is the beneficial owner of 219,802 shares of the Security as Trustee for First Federal Savings Bank Employee Stock Ownership Plan.

(b) The amount of shares of the Security beneficially owned by The Trust Company of Sterne, Agee & Leach, Inc. as Trustee for First Federal Savings Bank Employee Stock Ownership Plan is 8.68% of the total outstanding shares of the Security.

(c) (i) Not applicable.

(ii) The Trust Company of Sterne, Agee & Leach, Inc. as Trustee of the First Federal Savings Bank Employee Stock Ownership Plan shares with FirstFed Bancorp, Inc. the power to vote or direct the vote of 219,802 shares of the Security.

(iii) Not applicable.

(iv) The Trust Company of Sterne, Agee & Leach, Inc. as Trustee of the First Federal Savings Bank Employee Stock Ownership Plan shares with FirstFed Bancorp, Inc. the power to dispose, or to direct the disposition, of 219,802 shares of the Security.

ITEM 5.

Not applicable

ITEM 6.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

Not applicable.

ITEM 8.

Not applicable.

ITEM 9.

Not applicable.

ITEM 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

February 13, 2001
________________
Date

By /s/ William W. Keith
_______________________________________
William W. Keith